Exhibit 99.1

ALIBABA GROUP HOLDING LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Alibaba Group Holding Limited (the “Company” or “we”) will be held on July 15, 2019 at 9:00 p.m., Hong Kong time, or 9:00 a.m., Eastern Daylight Time. The AGM will be held at 23/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

Holders of record of the Company’s ordinary shares, par value US$0.000025 per share (“Ordinary Shares”), as of the Record Date (as defined below), are cordially invited to attend the AGM.

A live webcast of the AGM will be accessible via Internet at www.virtualshareholdermeeting.com/alibabal9 (the “Virtual Meeting”). This website will be accessible on or shortly after the date of the proxy statement.

To log into the Virtual Meeting, you will need a unique 16-digit control code, which you will receive together with the proxy statement or can obtain by calling the international toll number mailed to you together with the proxy statement.

With your 16-digit control code, you will also be able to submit questions through the Virtual Meeting in real-time. Due to the time limit, only selected questions submitted at the Virtual Meeting will be answered at the AGM. You will not be able to vote through the Virtual Meeting.

The AGM will be held for the following purposes:

•                       To consider and, if thought fit, pass the following resolutions:

Proposal No. 1:	To effect an increase in the number of authorized Ordinary Shares to 32,000,000,000 and a one-to-eight share subdivision of the Company’s Ordinary Shares.

Proposal No. 2:	To elect four directors.

Proposal No. 3:	To ratify the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company.

•                       To consider and transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

Further details of the proposed share subdivision under Proposal No. 1 above and the details of the directors to be proposed for election under Proposal No. 2 above are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference), and the election of each such director shall be proposed and voted upon as a separate resolution.

The board of directors of the Company has fixed the close of business on June 7, 2019, New York time, as the record date (the “Record Date”). Holders of record of the Company’s Ordinary Shares at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of American Depositary Shares, each representing one Ordinary Share of the Company (“ADSs”), of record on the Record Date who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

Please refer to the proxy form (for holders of the Ordinary Shares) or the ADS Voting Card (for holders of the ADSs), which are attached to and made a part of this notice. The proxy statement and the proxy form are also available for viewing on the Investor Relations section of our website at www.alibabagroup.com/en/ir/home.

Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of the Company’s Ordinary Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Eastern Daylight Time, on July 12, 2019 to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions by no later than 10:00 a.m., Eastern Daylight Time, on July 10, 2019 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the AGM.

You may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at www.alibabagroup.com/en/ir/home and from the SEC’s website at www.sec.gov, or by contacting Alibaba Group Holding Limited, c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, attention: Investor Relations, telephone: +852 2215-5100, email: investor@alibabagroup.com.

By Order of the Board of Directors,

/s/ Timothy A. STEINERT
Timothy A. STEINERT
General Counsel and Secretary

Hong Kong, China
June 14, 2019